UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

THE GAP, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-7562	94-1697231
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Two Folsom Street
San Francisco,	California	94105
(Address of principal executive offices)		(Zip Code)

Julie Gruber, Esq.
Executive Vice President and
Chief Legal and Compliance Officer
(415) 427-0100
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Item 1.01 Conflict Minerals Disclosure and Report

The Gap, Inc. (the “Company”) is a collection of purpose-led lifestyle brands offering clothing, accessories, and personal care products for men, women, and children under the Old Navy, Gap, Banana Republic, and Athleta brands.
This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.01 to this Form SD) are being posted to the publicly available Internet site www.gapinc.com (under “Investors, Financial Information, SEC Filings”) upon the filing of this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report required by Item 1.01 is attached hereto as Exhibit 1.01.

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE GAP, INC.

Date: May 28, 2021	By:	/s/ Julie Gruber
Julie Gruber
Executive Vice President and
Chief Legal and Compliance Officer